Exhibit 99.24

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

September 18th, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

COMMERCIAL OPERATIONS BEGIN AT FIRST COMBINED WIND AND SOLAR FACILITY IN NORTH AMERICA

Vancouver, BC – September 18, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), is pleased to announce that effective September 16th, 2011, Western Wind Energy began commercial operations of its 100% owned Kingman I wind and solar project, located in Kingman, Arizona (the “Project”). The 10.5 MW combined wind/solar project is the first purpose-built wind and solar project in North America. This implies that the Project was built as a combined facility from the ground up and was planned and built for the power purchase agreement with Unisource Electric Services.

The Project combines five (5) Gamesa G-90 2 MW wind turbine generators with 500 Kw of solar panels on a single axis tracking system. The site was energized on August 30th, 2011 and revenue service began on Friday, September 16th, 2011.

Jeff Ciachurski, CEO of Western Wind Energy states “this is a ground breaking, game changing development in the renewable energy industry where two completely separate types of technology and renewable fuel sources are integrated at the very beginning as a combined facility. Integration of multiple renewable fuel sources allows for the maximization of existing transmission infastructure by having a greater range of time of day availability. Western Wind Energy is excited to be the first owner/operator of this real-time, solution oriented facility.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on OTCQX under the symbol “WNDEF.” Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.